VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)
Notes to Financial Statements
December 31, 2015

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual fund and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks.

Investments

The Company's investments are marketable securities consisting of investments in Virtus' sponsored mutual funds, which are carried at fair value in accordance with Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities*. Marketable securities transactions are recorded on a trade date basis. Mutual fund investments held by the Company are classified as assets held for trading purposes. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds and the related realized and unrealized gains or losses are recorded in the Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within one to five years, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund share class, or until the underlying shares are redeemed. These are included in distribution expenses in the statement of income. Deferred commissions are periodically assessed for impairment and additional amortization expense is recorded, as appropriate.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or useful lives of the improvements. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred. Leasehold improvements that are funded upfront by a landlord and are constructed for the benefit of the Company are recorded at cost and depreciated on a straight-line basis over the original minimum term of the lease and a corresponding lease incentive liability in the same amount is also recorded and initially amortized over the same period.

Leases

Virtus currently leases office space and equipment under various leasing arrangements. The Company is allocated a portion of total Virtus rent expense based on the Company's headcount.

Revenue Recognition

Distribution and service fees are recorded as revenue during the period in which services are performed. Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds.

Other income and fees consist primarily of redemption income on the early redemption of class B, C, and T-share mutual funds and distribution of nonaffiliated products.

Related Party Marketing Fees and Expenses

Marketing fees and expenses are computed based upon written contractual agreements with certain affiliates. Marketing fees from affiliates are recorded as revenue during the period in which services are performed and cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Distribution Expenses

Distribution expenses consist primarily of payments to third-party distribution partners for providing services to investors in our sponsored funds and payments to third-party service providers for investment management related services. These payments are primarily based on percentages of assets under management or revenues. These expenses also include the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to

2. Summary of Significant Accounting Policies (continued)

shareholders. The deferred sales commissions are amortized on a straight line basis over the periods in which commissions are generally recovered from distribution fee revenues and contingent sales charges received from shareholders of the funds upon redemption of their shares.

Advertising and Promotion

Advertising and promotional costs include print advertising and promotional items and are classified in other operating expense in the Statement of Income. The Company expenses all advertising and promotional costs as incurred.

Stock-based Compensation

Stock-based compensation is granted by Virtus, the Company's parent. The Company accounts for stock-based compensation expense in accordance with ASC 718, *Compensation—Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the Statement of Income. The total stock-based compensation recorded was $0.9 million for the year ended December 31, 2015.

Restricted stock units ("RSUs") are stock awards that entitle the holder to receive shares of Virtus common stock as the award vests over time or when certain performance targets are achieved. The fair value of each RSU award is estimated using the intrinsic value method, which is based on the fair market value price on the date of grant, unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a simulation valuation model. Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* which requires recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets result from differences between the book value and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations, as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes*, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount

2. Summary of Significant Accounting Policies (continued)

that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company is a limited liability company, which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

Fair Value Measurements and Fair Value of Financial Instruments
The Financial Accounting Standards Board ("FASB") defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)
Notes to Financial Statements
December 31, 2015

2. Summary of Significant Accounting Policies (continued)

At December 31, 2015, all of the Company's recurring fair value measurements, which consist solely of sponsored mutual funds, represent Level 1 fair value measurements.

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments. Investments are reflected in the financial statements at fair value based upon publicly quoted market prices.

3. Investments

The Company's investments consist of marketable securities. The composition of the Company's marketable securities at December 31, 2015 is summarized as follows:

December 31, 2015

	Cost		Unrealized Loss		Fair Value	
(in thousands)						
Marketable securities:						
Sponsored mutual fund	$	2,734	$	(659)	$	2,075
Total marketable securities	$	2,734	$	(659)	$	2,075

4. Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements, net are summarized as follows:

(in thousands)	December 31, 2015	
Computer equipment and software	$	812
Furniture and office equipment		7
Accumulated depreciation and amortization		(806)
Furniture, equipment and leasehold improvements, net	$	13

Depreciation and amortization expense for 2015 was less than $0.1 million.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Notes to Financial Statements
December 31, 2015

5. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	For the Year Ended December 31, 2015
Current	
Federal	$ 9,235
State	1,258
Total current tax expense	10,493
Deferred	
Federal	(587)
State	(74)
Total deferred tax expense	(661)
Total provision for income taxes	$ 9,832

The deferred tax effects of temporary differences are as follows:

(in thousands)	For the Year Ended December 31, 2015
Deferred tax assets (liabilities):	
Net operating loss carry-forwards	$ 31
Accrued employee compensation & benefits	1,012
Unrealized losses on investments	272
Valuation allowance	(286)
Other	(5)
Deferred tax assets, net	$ 1,024

As of December 31, 2015, the Company had state net operating loss carry-forwards, tax-effected, of less than $0.1 million. The state net operating loss carry-forwards are scheduled to begin to expire in 2016.

5. Income Taxes (continued)

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of all its deferred tax assets. The Company maintained a valuation allowance of approximately $0.3 million at December 31, 2015, relating to the unrealized losses on investments and the state net operating loss carry-forward.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income:

	For the Year Ended December 31, 2015
Statutory rate	35.0 %
State income taxes, net of federal benefit	3.0
Other	0.7
Effective income tax rate	38.7 %

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1,(the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0. Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

(*$ in thousands*)	December 31, 2015
Aggregate indebtedness	$ 18,489
Net capital	18,892
Ratio of aggregate indebtedness to net capital	.98 to 1

The Company's minimum required net capital at December 31, 2015 based on its aggregate indebtedness on that date, was $1.2 million.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

7. Other Related Party Transactions

The Company engages in transactions with a number of related parties. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Receivables and Payables from Related Parties

At December 31, 2015, $5.6 million was recorded as receivables from Virtus affiliates. At December 31, 2015, less than $0.1 million was payable to Virtus affiliates.

8. Commitments and Contingencies

Legal Matters

At times the Company is involved in litigation and arbitration as well as examinations, inquiries and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature involve or may involve the Company's activities as an employer, issuer of securities, investor, investment adviser, broker-dealer or taxpayer. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or is otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, Loss Contingencies. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Other than as described herein, based on information currently available, available insurance coverage and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or its consolidated financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

Mark Youngers v. Virtus Investment Partners, Inc. et al

On May 8, 2015, a putative class action complaint alleging violations of certain provisions of the federal securities laws was filed in the United States District Court for the Central District of California by an individual who alleges he is a former shareholder of one of the Virtus mutual funds formerly subadvised by F-Squared and formerly known as the AlphaSector Funds. The complaint purports to allege claims against the Company, certain of the Company's officers and

8.   **Commitments and Contingencies (continued)**

affiliates, and certain other parties (the "defendants"). The complaint was purportedly filed on behalf of purchasers of the AlphaSector Funds between May 8, 2010 and December 22, 2014, inclusive (the "Class Period"). The complaint alleges that during the Class Period the defendants disseminated materially false and misleading statements and concealed or omitted material facts necessary to make the statements made not misleading. On June 7, 2015, a group of three individuals, including the original plaintiff, filed a motion to be appointed lead plaintiff. No other motions to be appointed lead plaintiff were filed. On July 27, 2015, the court granted the motion, appointing movants as lead plaintiff. On October 1, 2015, plaintiff filed a First Amended Class Action Complaint which, among other things, added a derivative claim for breach of fiduciary duty on behalf of Virtus Opportunities Trust. On October 19, 2015, The United States District Court for the Central District of California entered an order transferring the action to the Southern District of New York. On January 4, 2016, Plaintiffs filed a Second Amended Complaint. Defendant's filed a motion to dismiss on February 1, 2016. The Company believes the plaintiff's claims asserted in the complaint are frivolous and intends to defend it vigorously. The Company believes that there is not a material loss that is probable and reasonably estimable related to this claim.

Other Matters

The Company distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, the Company may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades.   The Company believes that the risk of loss is remote. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

9. **Retirement Savings Plan**

Employees of the Company are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan") administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. Virtus matches employees' contributions at a rate of 100% of employees' contributions up to the first 3.0% and 50.0% of the next 2.0% of the employees' compensation contributed to the 401(k) Plan which is recorded as an expense of the Company. The matching contribution was $0.5 million in 2015.

10. **Subsequent Events**

Subsequent events have been evaluated through February 29, 2016, which is the date the financial statements were issued.